USFS Funds Trust
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

December 4, 2012

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	USFS Funds Trust (the “Trust”) Registration Statement on Form N-1A Registration Numbers 333-183994; 811-22750

Dear Mr. Minore:

This correspondence responds to written comments the Trust received from you via letter dated October 19, 2012 with respect to the Trust’s Registration Statement on Form N-1A for the USFS Funds Limited Duration Government Fund and the USFS Funds Tactical Asset Allocation Fund, each a series of the Trust (the “New Funds” or the “Funds”). The Funds are expected to be the successors to identically-named series (the “Old Funds”) of The Advisors’ Inner Circle Fund (“AIC”) (Registration Numbers 033-42484 and 811-06400) following a reorganization expected to take place on or about March 29, 2013.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Registration Statement

Comment 1.
We note that this registration statement relates to the offering by the Trust of the securities of two of its newly formed mutual funds into which the assets and performance history of two existing publicly registered mutual funds are being reorganized. In your response letter, explain how the Trust will effectuate the reorganization transactions.

Response:
In order to effect the reorganization transaction, the respective Board of Trustees of the Trust and AIC will each approve an Agreement and Plan of Reorganization that provides for the transfer of all of the assets of each Old Fund to the corresponding New Fund, in exchange for (a) shares of the corresponding New Fund having equal value, which will be distributed pro rata to the holders of shares of the Old Fund, and (b) the corresponding New Fund’s assumption of all of the liabilities of the Old Fund (the “Reorganization”).  AIC will hold a special meeting of shareholders whereby shareholders of each Old Fund will be asked to consider and approve the Reorganization.  All material information necessary to make an informed judgment about the Reorganization will be contained in a Schedule 14A proxy statement (the “Proxy Statement”) to be furnished to Fund shareholders in soliciting their approval.  It is the Trust’s view that shareholders of the Old Funds are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.  As a result, the Trust believes that a Form N-14 prospectus/proxy statement is not necessary under the circumstances and it is appropriate to solicit shareholder approval by means of a Schedule 14A proxy statement.  Finally, as a condition of closing, the Reorganization will not be consummated until this Registration Statement, which relates to the offering of the New Funds’ shares, is declared effective.

USFS Funds Limited Duration Government Fund (the “Fund”)

Fund Fees and Expenses (page 1)

Comment 2.
In your response letter, explain why, as disclosed in footnote (1), it is appropriate to restate the expense information in the table to reflect current fees. Your response should also identify what “expense information in the table” and the manner by which it “has been restated to reflect current fees.” See Instructions 3(d)(ii) and (iii) to Item 3 of Form N-1A.

Response:
The New Funds are expected to enter into contractual agreements with certain new service providers for administrative, fund accounting, custodial and distribution services, which agreements will include fee schedules that are materially different from those applicable to the Old Funds. The new fee schedules are expected to decrease the expenses expected to occur during the New Funds’ current fiscal year as of the time of the Reorganization, thereby constituting a “change in ‘Annual Fund Operating Expenses’” as stated in Instruction 3(d)(iii) to Item 3. Consequently, the expenses included in “Other Expenses” will be restated to reflect current fees in accordance with Instruction 3(d)(ii) to Item 3.

To provide additional clarification, footnote (1) has been revised as follows:  “The expense information in the table has been revised to reflect current fees charged by new service providers to the Fund for administrative, fund accounting, custodial and distribution services.”

Comment 3.
Also expand the penultimate sentence of footnote (3) to clarify that any repayment to the Adviser is an included item for purposes of determining the expense limitation and that any repayment must not exceed the applicable expense limitation on Fund expenses at the time such fees were waived and/or expenses were reimbursed.

Response:	The penultimate sentence of footnote (3) has been revised as follows:

The Adviser is permitted to be reimbursed for management fee waivers and/or expense reimbursements made in the prior three fiscal years, subject to the limitation on the Fund’s expenses in effect at the time such reimbursement is paid to the Adviser and at the time such fees were waived and/or expenses were reimbursed.

Example (page 1)

Comment 4.	Confirm to us in your response letter whether the Example gives effect to the fee waiver and/or expense reimbursement agreement and, if it does, only through March 29, 2014.

Response:	The Example gives effect to the fee waiver and/or expense reimbursement agreement only through the period ending March 29, 2014.

Principal Investment Strategy (page 2)

Comment 5.
Disclose the characteristics of the interest rate component of the securities in which the Fund may principally invest; for example whether interest is paid or accrued on a fixed-rate or variable rate basis; through original issue discount, etc.

Response:
The Trust supplementally responds that the securities in which the Fund may principally invest are not restricted by the character of their interest rate component and may include securities that pay fixed interest rates, variable interest rates or interest rates that are adjusted periodically. To provide additional clarification, the following sentence has been added after the first sentence in the last paragraph in this sub-section: “The eligible securities selected by the Adviser for the Fund may also have differing interest rate components including fixed interest payments, variable interest payments or interest payments that are adjusted periodically.”

Comment 6.	Expand the disclosure to clarify what is meant by the phrase “or supported by” and the phrase “U.S. government sponsored agencies.”

Response:
To provide additional clarification, the phrase “or supported” has been deleted and the phrase “U.S. government sponsored agencies” has been revised to refer to “U.S. government sponsored enterprises”. The phrase “U.S. government sponsored enterprises” refers to organizations such as the Government National Mortgage Association, Federal Home Loan Mortgage Corporation and Student Loan Marketing Association. The Adviser believes that “government sponsored enterprises” is a phrase widely used in the industry and commonly understood by investors and no additional disclosure is necessary.

Comment 7.	Identify the types of asset-backed securities (“ABS”) that constitute “U.S. Government securities” in which the Fund may principally invest.

Response:
The Trust supplementally responds by noting that ABS that constitute “U.S. Government securities” include securities issued pursuant to programs sponsored by U.S. Government agencies or instrumentalities, such as the U.S. Small Business Administration and the U.S. Department of Agriculture, that represent interests in specific small business or agricultural loans, or pools of loans. To provide additional clarification, the following sentence has been added before the last sentence in the first paragraph in this sub-section:

“Asset-backed securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include securities issued pursuant to programs sponsored by U.S. Government agencies or instrumentalities, such as the U.S. Small Business Administration and the U.S. Department of Agriculture, that represent interests in specific small business or agricultural loans, or pools of loans.”

Comment 8.
The Fund’s semi-annual report for the period ended June 30, 2012, indicates that 41.4% of the Fund’s portfolio consists of securities issued by the Small Business Administration. Disclose that a substantial amount of the Fund’s assets are so invested and highlight the types of securities they represent, any special characteristics of such securities, and, if material, provide a separate risk factor highlighting the risks presented by a substantial investment in securities issued by the Small Business Administration.

Response:
The following sentence has been added as the penultimate sentence in the first paragraph of this sub-section: “The Fund may invest a substantial amount of its assets in securities issued by the U.S. Small Business Administration, which represent interests in specific small business loans or pools of loans.” The Adviser does not believe that such securities present material risks different from those currently disclosed in the Fund’s Prospectus, and consequently, no additional risk disclosures with respect to such investments have been added.

Comment 9.
In your response letter, confirm that the investments described in the third sentence of the first paragraph will have the economic characteristics substantially similar to government bonds/obligations.

Response:
The Adviser believes that such investments, by virtue of becoming irrevocably or permanently guaranteed by the U.S. Government or its agencies or its instrumentalities, will have the economic characteristics substantially similar to other U.S. government bonds/obligations.

Comment 10.	Expand the disclosure to clarify that the investments described in the fourth through seventh sentences of the first paragraph do not count toward “the Fund’s 80% investment policy.”

Response:
The above-referenced sentences address the Fund’s investments in money market securities that represent an interest in U.S. Government securities, certificates of deposit and other time deposits and accounts that are FDIC-insured, and mortgage-backed securities (“MBS”) and ABS that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Each such investment is directly or indirectly guaranteed by the U.S. Government or its agencies or instrumentalities and consequently, would count toward the Fund’s 80% investment policy. For additional clarification, the phrase “money market securities” has been revised to read “money market funds that invest at least 80% of their net assets in U.S. Government securities.”

Comment 11.
Clarify whether MBS in which the Fund may principally invest may include interest only or principal only securities. Also disclose whether the mortgages underlying the MBS in which the Fund may principally invest may include a material amount of either non-performing, sub-prime, negative amortization, interest-only, no-document, option pay or other “exotic” type mortgages. Add corresponding risk disclosure as applicable.

Response:
As part of the Fund’s principal investment strategies, the Fund’s investments in MBS are limited to MBS that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Fund does not, as a principal investment strategy, invest in MBS that include a material amount of either non-performing, sub-prime, negative amortization, interest-only, no-document, option pay or other “exotic” type mortgages. In addition, because of the restrictions imposed by government sponsored enterprises (“GSEs”) with respect to purchasing or pooling mortgages, MBS that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities are not expected to have a material amount of such “exotic” type mortgages, if any. Consequently, the Adviser does not believe that any additional risk disclosure is applicable.

Comment 12.
Clarify whether the MBS in which the fund may principally invest will be secured by pools of mortgages on single-family, multi-family, manufactured housing, commercial and/or special use properties. Provide related risk factor disclosure as applicable.

Response:
As part of the Fund’s principal investment strategies, the Fund’s investments in MBS are limited to MBS that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities. While the Fund’s principal investment strategy does not specifically target MBS secured by mortgages on particular types of properties, such MBS are expected to primarily, if not exclusively, be secured by residential properties because of the restrictions imposed by GSEs. The Adviser does not believe that such securities present material risks different from those currently disclosed in the Fund’s Prospectus, and consequently, no additional risk disclosures with respect to such investments have been added.

Comment 13.
Clarify whether the Fund may, as a principal investment strategy, invest in mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities, such as re-securitizations of mortgage-backed or asset-backed securities; interest-only stripped securities, or principal-only stripped securities. Also add applicable risk disclosure in the principal risks section.

Response:
The Fund does not, as a principal investment strategy, invest in mortgage-backed, asset-backed or other securities, the value of which depends on the performance or the value of other mortgaged-backed or asset-backed securities, such as re-securitizations of mortgage-backed or asset-backed securities; interest-only stripped securities, or principal-only stripped securities.

Comment 14.
It appears that the phrase “and interest rate” should be deleted from the first sentence of the second paragraph. The Fund must, under normal market conditions, comply with the applicable requirements of Rule 35d-1 under the Investment Company Act of 1940. In this regard, it is unclear why the Fund would consider abnormal interest rate conditions to be tantamount to abnormal market conditions. See, generally, Investment Company Act Rel. No. 24828 (March 31, 2001).

Response:
For consistency purposes and to comply with Rule 35d-1 under the Investment Company Act of 1940, all references in the prospectus to the phrases “under normal market and interest rate conditions” or “under normal market conditions” have been revised to read “under normal circumstances”.

Principal Risks

U.S. Government Agency Securities Risk (page 3)

Comment 15.	Expand the disclosure contained in the first sentence to clarify that the value of U.S. Government securities could decrease.

Response:	The sentence has been revised as follows: “U.S. Government securities are not guaranteed against price movement and may decrease in value.”

Mortgage-Backed and Other Asset-Backed Securities Risk (page 4)

Comment 16.	Expand the disclosure contained in the last sentence to highlight the credit risks presented by an investment in ABS that are not presented by MBS.

Response:
The Trust responds by deleting and revising the penultimate sentence to read as follows: “Asset-backed securities are subject to risks similar to those associated with mortgage-backed securities.” The last sentence has also been deleted. Because the ABS and MBS in which the Fund will principally invest are all guaranteed by the U.S. Government or its agencies or instrumentalities, the Adviser believes that such ABS do not present credit risks different from such MBS.

Comment 17.	Clarify that some ABS also present the risk of not having the benefit of a security interest in collateral and the risk of not being backed by sufficient or any collateral.

Response:
As discussed in response to comment 16 above, the Adviser does not believe that such risk is applicable to ABS that are guaranteed by the U.S. Government or its agencies or instrumentalities. Consequently, discussion of such risk has been deleted from the prospectus with respect to the Limited Duration Government Fund.

Rating Agency Risk (page 4)

Comment 18.	Disclose whether the Fund seeks to maintain an overall weighted average minimum rating for its portfolio of securities.

Response:
The Trust supplementally notes that the Fund does not seek to maintain a particular overall weighted average minimum rating for its portfolio of securities. Because the Adviser expects that under normal circumstances, the percentage of the Fund’s total assets that will be invested in U.S. Government securities will generally be 100%, the Adviser does not believe that additional disclosure with respect to such a rating is necessary.

Comment 19.	Highlight the potential for rating agency conflicts of interests.

Response:
The Trust supplementally notes that the Fund does not, as a principal investment strategy, select investments based on credit ratings. Consequently, the risk disclosure regarding “Rating Agency Risk” has been deleted from the prospectus.  The Trust notes that disclosure regarding credit ratings and rating agencies is contained in the Fund’s Statement of Additional Information (“SAI”) in the section captioned “Debt Securities— Factors Affecting the Value of Debt Securities—Credit Rating”. The following disclosure regarding rating agency conflicts of interests has been added to such section of the SAI:

“The ratings of securitized assets may not adequately reflect the credit risk of those assets due to their structure. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.”

Performance Information (page 4)

Comment 20.
In your response letter, confirm that the expenses of the Predecessor Limited Duration Fund are either greater or equal to the expenses of the Fund. In the alternative, expand the disclosure contained in last sentence of the third paragraph to state what the impact on the performance would have been had the expenses of the Fund been reflected.

Response:	The Trust supplementally confirms that the expenses of the Predecessor Limited Duration Fund are expected to be equal to or greater than those of the Fund.

Comment 21.
It appears that the BofA Merrill Lynch 1-3 Year U.S. Treasury/Agency Index has been selected by the Fund as the broad measure of market performance against which the variability of the Fund’s returns is compared. The information in the Average Annual Total Returns table pertaining to this index should, therefore, be placed ahead of the BofA Merrill Lynch 1-3 Year U.S. Treasury Index and, with respect to the latter index, the disclosure should also provide the additional information required by Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response:
The Trust supplementally provides that the BofA Merrill Lynch 1-3 Year U.S. Treasury Index (not the BofA Merrill Lynch 1-3 Year U.S. Treasury/Agency Index) has been selected by the Fund as the broad measure of market performance against which the variability of the Fund’s returns is compared for purposes of Item 4(b)(2)(iii). The BofA Merrill Lynch 1-3 Year U.S. Treasury/Agency Index is presented as an “other index” as permitted by Instruction 2(b) to Item 4(b)(2).

USFS Funds Tactical Asset Allocation Fund (the “Fund”)

Principal Investment Strategy (page 8)

Comment 22.	Disclose whether the Fund may invest in securities of issuers that are experiencing financial difficulties and/or in default.

Response:	The Trust supplementally notes that the Fund does not, as part of its principal investment strategy, invest in securities of issuers that are experiencing financial difficulties and/or are in default.

Comment 23.	Identify the maximum percentage of Fund assets that may be invested in derivatives.

Response:
Because different types of derivative products present different risk-return profiles, the Fund does not have a generic maximum percentage for investments in all derivatives. Rather, for derivative products that are part of the Fund’s principal investment strategy, the Fund discloses the maximum percentage of the Fund’s assets that may be invested directly or indirectly in such products.  For example, the second paragraph states that the “Fund may invest up to 33% of its assets in leveraged ETFs and inverse ETFs and up to 10% of its assets in options”. The Adviser believes that such disclosure is more informative for investors than stating a maximum percentage for all derivatives.

Please also note that the Fund will not invest in futures contracts as part of its principal investment strategies and consequently, references to futures contracts in the principal strategies and the related risk disclosures have been deleted.

Comment 24.
Expand the disclosure contained in the second paragraph to clarify whether the Fund may invest in derivatives, including options and futures, for speculative purposes.  Also expand the related risk disclosure, as applicable.

Response:
The Adviser believes that the existing risk disclosures with respect to various types of derivatives and their use sufficiently address the material risks to the Fund. For clarification, the second paragraph has been revised as follows:

The Fund may invest in fixed income securities of any maturity and of any type, including government, corporate and mortgage- or asset-backed securities, as well as below investment-grade (high yield or “junk”) securities. The Fund may also invest extensively in derivatives, ~~such as~~ specifically options ~~and futures~~; other pooled investment vehicles, such as exchange-traded funds (“ETFs”), leveraged ETFs, inverse ETFs and leveraged inverse ETFs; and exchange-traded notes (“ETNs”). The Fund may invest up to 33% of its assets in leveraged ETFs, inverse ETFs and~~,~~leveraged inverse ETFs, and~~,~~ up to 10% of its assets in options ~~and up to 5% of its assets in futures~~. ~~The Fund may also invest in real estate investment trusts (“REITs”)..~~ The Fund may invest in options to hedge against price movements on securities owned by the Fund. At times, the Fund’s portfolio may be highly non-diversified and focused in relatively few investments or sectors. Pennant may determine to invest up to 50% of the Fund’s assets in cash as part of a strategic allocation. The ability to establish a strategic allocation in cash is not intended in any way to limit the Fund’s ability to take a temporary defensive position to invest in excess of 50% of the Fund’s assets in cash. Rather, it is included to allow the Fund investment flexibility.

Comment 25.
Expand the disclosure to discuss specifically the types of derivatives that the Fund expects to use and how it expects to use them. Regarding the Funds’ permitted investment in derivatives and related disclosure, see generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillian, General Counsel, ICI (July 30, 2010).

Response:	Please see the response to comment 24 above, which notes that the following sentence has been added: “The Fund may invest in options to hedge against price movements on securities owned by the Fund.”

Comment 26.
Identify the maximum percentage of Fund assets that may be invested in leveraged inverse ETFs, in ETNs and in REITs; with respect to the latter category, also disclose whether the Fund may invest in property REITs, mortgage REITs, and/or hybrid REITs.

Response:
References to investments in REITs have been deleted from the paragraph because the Fund will not invest in REITs as part of its principal investment strategies. Investments in leveraged inverse ETFs will be included in the 33% limitations disclosed for leveraged ETFs and inverse ETFs. The Fund has not set a specific maximum for the percentage of Fund assets that may be invested in ETNs and does not believe it is necessary to do so, as additional restrictions on the Fund’s investments would give the Adviser less flexibility in selecting investments to pursue the Fund’s investment objective.

Principal Risks

ETF Risk (page 11)

Comment 27.
The Fund’s semi-annual report for the period ended June 30, 2012 indicates that ETFs represent over 48% of the Fund’s total investments. Accordingly, delete the phrase “to the extent that the Fund invests in ETFs” from the first sentence and instead state that the Fund invests a substantial amount of its assets in ETFs. Also, in the last sentence, insert the phrase “the Fund’s” before the word “shareholders.”

Response:	The paragraph has been revised as follows:

ETF Risk — ~~To the extent that the Fund invests in ETFs~~ The Fund may invest a substantial amount of its assets in ETFs and will be subject to substantially the same risks as those associated with the direct ownership of the securities or other investments held by the ETF or comprising the index on which the ETF is based and the value of the Fund’s investment will fluctuate in response to the performance of such securities or other investments. ETFs typically incur fees that are separate from those of the Fund. Accordingly, the Fund’s investments in ETFs will result in the layering of expenses such that the Fund’s shareholders will indirectly bear a proportionate share of the ETFs’ operating expenses, in addition to paying Fund expenses.

Comment 28.	Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Response:
The Adviser does not believe that the risk that shares of an ETF may trade at a discount to their net asset value is a material risk to the Fund because the arbitrage mechanism inherent in each ETF’s structure is expected to keep the ETF’s market price close to the ETF’s end-of-day net asset value. See U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, “Investor Bulletin: Exchange-Traded Funds (ETFs)” at 2 (August 2012).

Foreign Securities Risk (page 12)

Comment 29.
In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever 25% or more of the Fund’s total assets represent investments in issuers located in any one foreign country.

Response:
The Fund will sticker its prospectus as needed to provide appropriate risk disclosure at such time when 25% or more of the Fund’s total assets represent investments in issuers located in any one foreign country.

REITs Risk (page 14)

Comment 30.
Expand the risk disclosure to the extent that the Fund may also principally invest in mortgage REITs and/or hybrid REITs. Also, in the last sentence, insert the phrase “the Fund’s” before the word “shareholders.”

Response:	As noted above in response to comment 26, the Fund will not invest in REITs as part of its principal investment strategy, and consequently, the REITs risk disclosure has been deleted.

Sector Risk (page 14)

Comment 31.	In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever 25% or more of the Fund’s total assets represent investments in any one sector.

Response:	The Fund will sticker its prospectus as needed to provide appropriate risk disclosure at such time when 25% or more of the Fund’s total assets represent investments in any one sector.

USFS Limited Duration Government Fund (page 17)

Comment 32.
Should the limitations on investments described in the last paragraph of this section be included in the Fund’s principal investment strategy summary section? In your response letter, also discuss whether the limitations described in the last paragraph of this section are consistent with the Fund’s other principal investment strategies.

Response:
The Adviser believes that the Fund’s strategy to be eligible for investment by federal savings associations, federal credit unions and certain national banks is consistent with the Fund’s other principal investment strategies because U.S. Government securities generally do not have a risk-based weighting in excess of 20%.  The following has been added at the end of the principal investment strategy summary section:

“The Fund intends to be eligible for investment by federal savings associations, federal credit unions and certain national banks and, therefore, will invest in U.S. Government securities that are eligible, without limitation, for investment by these institutions. Such institutions may be subject to risk-based capital regulations, and accordingly, the Fund does not intend to make any investments that would be deemed under such regulations then in effect as having a risk-based weighting in excess of 20%.”

Comment 33.	Expand the last paragraph of this section to disclose that there can be no assurances pertaining to the Fund’s initial and continuing eligibility as a qualified investment.

Response:
The following sentence has been added to the end of the last paragraph: “There can be no assurances with respect to the Fund’s initial and continuing eligibility for investment by federal savings associations, federal credit unions and certain national banks.”

Investments in ETFs Risk (Tactical Asset Allocation Fund) (page 28)

Comment 34.	Revise the disclosure to specifically delineate the risks of leveraged ETFs, inverse ETFs and leveraged inverse ETFs.

Response:
The first sentence of the third paragraph has been deleted, and the disclosure in the third, fourth and fifth paragraphs has been categorized under the sub-headings: “Investments in Leveraged ETFs”, “Investments in Inverse ETFs” and “Investments in Leveraged Inverse ETFs,” respectively.

Financial Highlights (page 49)

Comment 35.
Identify “the Predecessor Limited Duration Fund’s independent registered public accounting firm” and the “Predecessor Tactical Fund’s independent registered public accounting firm” by name and file each firm’s consent as exhibits to the registration statement.

Response:
The independent registered public accounting firm for the Predecessor Funds will be identified in the registration statement and the firm’s consent will be filed as an exhibit to the registration statement.

Statement of Additional Information

Non-Fundamental Policies (page 33)

Comment 36.
Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets. In the alternative, add leverage risk disclosure to the prospectus.

Response:
The Trust supplementally notes that borrowing and the use of leverage (other than by investing in leveraged exchange-traded funds or derivatives with respect to the Tactical Asset Allocation Fund as disclosed in the prospectus) are not a principal part of either Fund’s investment strategies. However, the Trust reserves the right to borrow from time to time within the limits of the 1940 Act.  The Trust confirms that if borrowing or the use of leverage become a principal part of a Fund’s strategy, the Fund’s prospectus will be stickered with the appropriate risk disclosure. To enhance the Trust’s existing disclosure regarding borrowing, the following has been added in the SAI immediately prior to the section entitled “Investment Limitations”

Borrowing Risk. Each Fund is permitted to borrow an amount up to 33 1/3% of its total assets under the 1940 Act. However, borrowing is not a principal part of either Fund’s investment strategies, and the Funds are not generally expected to borrow more than 5% of their total assets.  Borrowing may exaggerate changes in the net asset value of Fund shares and in the return on the Fund’s portfolio. Borrowing will cost the Fund interest expense and other fees. The costs of borrowing may reduce the Fund’s return. Borrowing may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

Borrowing (page 34)

Comment 37.	Revise the disclosure to clarify that the Fund’s ability to pledge, mortgage or hypothecate its assets is similarly limited to 33 1/3% of its total assets.

Response:	The disclosure has been revised as follows:

Borrowing. The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).  The Fund’s ability to pledge, mortgage or hypothecate its assets is similarly limited to 33 1/3% of its total assets.

Independent Registered Public Accounting Firm (page 39)

Comment 38.	Expand the disclosure to specifically identify what financial statements are being incorporated by reference.

Response:	The disclosure has been revised as follows.

The Funds’ financial statements, including the schedule of investments,  statements of assets and liabilities, statements of operations, statements of changes in net assets and the financial highlights and notes thereto incorporated by reference have been audited by the Funds’ independent registered public accounting firm prior to the 2013 Reorganization, as indicated in their report with respect thereto, and are incorporated by reference hereto in reliance upon the authority of said firm as experts in giving said reports.

Part C. Other Information

Signatures

Comment 39.
At the time the registration statement was originally filed, Mark A. Elste was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Response:
The Trust supplementally provides that prior to the effectiveness of the registration statement, the Trust will have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. In addition, the registration statement will be signed by or on behalf of each Trustee, the Trust’s principal executive officer, its principal financial officer and its principal accounting officer.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for USFS Funds Trust